UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: April 30, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated April 30, 2004.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY FINALIZES ACQUISITION OF
NAVIERA F. TAPIAS S.A.

Nassau, The Bahamas, April 30, 2004 — Teekay Shipping Corporation (Teekay or the Company) today completed its previously announced acquisition of Naviera F. Tapias S.A. (Tapias), and has formed a 50/50 joint venture company with the former shareholders of Tapias to pursue new oil and gas shipping opportunities in Spain.

Teekay has acquired Tapias for a total enterprise value of approximately $810 million through a combination of cash, and the assumption of existing debt. In addition, Teekay has assumed approximately $540 million in newbuilding commitments, most of which are expected to be fully debt-financed prior to the vessel deliveries.

With the acquisition of Tapias, Teekay has gained entry into the high-growth liquefied natural gas (LNG) shipping sector in a profitable, low-risk manner. The transaction also positions Teekay as a key supplier of LNG shipping to Spain, and provides a strategic growth platform for the Company to develop its global LNG franchise. Furthermore, the acquisition of Tapias, a major provider of crude oil transportation to Spain, will extend Teekay’s leading position in the crude oil tanker sector.

About Teekay

Teekay Shipping Corporation is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s sea-borne oil.

With offices in 14 countries, Teekay employs over 4,700 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

About Naviera F. Tapias S.A.

Naviera F. Tapias S.A. was formed in 1991 and is Spain’s largest crude oil transportation company, with a fleet of nine Suezmax tankers. Tapias also owns and operates four LNG carriers, which are all contracted under long-term fixed-rate contracts with Spanish energy companies.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the transaction serving as a strategic platform for Teekay in the LNG market; the growth prospects of the LNG shipping sector and the joint venture company; debt financing of newbuilding commitments prior to vessel deliveries; and other potential financial and other benefits relating to the acquisition and joint venture. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential inability of Teekay to integrate Tapias successfully, including the retention of key employees; customer and market reaction to the transaction, including its effect on Tapias’ relationship with major Spanish energy companies; early termination or breach of one or more of the long-term charter contracts; changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; potential breach of the newbuilding contracts by any of the parties, potential delays or non-delivery of the newbuildings; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2003 which is on file with the SEC.

For Investor Relations Enquiries:
Scott Gayton
Tel: +1 (604) 844-6654

For Media Enquiries:
Kirsten Douglas
Tel: +1 (604) 844-6615

Web site: www.teekay.com